Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

                                                                                                                               July 21, 2008

Re:                   Sears Oil and Gas Corporation
Registration Statement Form S-1
File Number 333-151300
Filed: May 30, 2008

Attention:          Mr. Kristopher Natoli
Phone (202) 551-3650

Sears Oil and Gas Corporation (the “Company”) has received your comments regarding the Form S-1/A filed on July 15, 2008 dated July 18, 2008. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the SEC.

General

1.           Pursuant to communication with the Commission it has been confirmed that the marked version was filed on July 15, 2008.

Signatures, page 42

2.           Max D. Kern has been properly identified within the signature page moreover; William Sears’ positions have been modified to indicate his position with the Company as follows:

By: /S/William Sears	By: /S/Max D. Kern
William Sears	Max D. Kern
President	Chief Financial and Accounting Officer
Chief Executive Officer	Secretary-Treasurer
Director

Filed as an attachment to this Correspondence is a Revisions Document (S-1/A) indicating the modification made to the registration statement.

Sincerely,

William Sears
Chief Executive Officer
Sears Oil and Gas Corporation

Attachment:  Revisions Document_S1A(2)